November 14, 2005

Mail Stop 3561

Mr. Thomas R. McGuire, Chairman and Chief Executive Officer
The Coast Distribution System, Inc.
350 Woodview Avenue
Morgan Hill, California 95037


Re:	The Coast Distribution System, Inc. (the "Company")
	Form 10-K for the year ended December 31, 2004
      File No. 001-09511

Dear Mr. McGuire:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion & Analysis

Results of Operations - page 12
1. Pursuant to FR-72, you should consider revising the disclosures in
MD&A with respect to the following general areas:

* The overall presentation of MD&A, with a particular focus on providing an executive-level overview; and

* The focus and content of MD&A (focus on material information, identification and disclosure of known trends and uncertainties, discussion and analysis of both past and prospective financial matters).

Where changes in revenue and gross margin results are attributed to more than one factor, please revise to quantify the impact of each factor where practicable. For example, you state that the increase in revenues during 2004 is a result of increased demand for RV products, increased demand for Coast proprietary products, and improvements in service levels. You also note that gross margin increased due to a change in the mix of products, price increases, continued strengthening of the Canadian dollar, and lower average costs due to greater sales volume. In addition to quantifying each of these items, consider discussing how these improvements were achieved and whether you expect these trends to continue.

Liquidity and Capital Resources - page 14

2. In accordance with Regulation S-K, Item 303 (a)(5), please provide a tabular presentation of your known contractual obligations.
3. Please add disclosure with respect to any material unused sources of liquidity. See Item 303 (a)(1) of Regulation S-K.

Item 7A Quantitative and Qualitative Disclosures about Market Risk
-
page 18
4. Given that approximately 24% of your debt is denominated in Canadian currency and interest expense appears material in relation to your operating results, please provide quantitative information about currency exchange and interest rate risk in accordance with one of the three disclosure alternatives outlined in Regulation S-K, Item
305(a).

* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Rob Perdue at (202) 551-3303 if you have questions regarding comments on the financial statements and related matters. Please contact Rob Perdue or me at with any other questions.

Sincerely,



David R. Humphrey
Branch Chief


Via Facsimile: Mrs. Sandra Knell, CFO
		(408) 782-8601
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Mr. Thomas McGuire.
The Coast Distribution System, Inc.
November 14, 2005
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